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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006

SUN MEDIA CORPORATION
(Translation of registrant's name into English)

333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

QUARTERLY REPORT FOR THE PERIOD ENDING
June 30, 2006 of
SUN MEDIA CORPORATION
Filed in this Form 6-K

Documents index

1.
Quarterly report for the period ending June 30, 2006 for Sun Media Corporation.

SUN MEDIA CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

SECOND QUARTER 2006

COMPANY PROFILE

        Sun Media Corporation ("Sun Media" or "the Company"), a subsidiary of Quebecor Media Inc. ("Quebecor Media"), itself a subsidiary of Quebecor Inc., is the second largest newspaper publishing company in Canada, publishing 17 paid daily newspapers and 193 weekly newspapers and specialty publications across Canada. Sun Media operates its newspaper businesses in urban and community markets. The Urban Daily Group consists of eight paid daily newspapers, and three weekly publications as well as Sun Media's distribution businesses, Messageries Dynamiques and Dynamic Press Group. In addition, the Urban Daily Group operates three free daily publications, 24 Hours in Toronto, Vancouver 24 Hours and 24 Heures in Montreal. The Community Newspaper Group includes the majority of Sun Media's other publications, including nine paid daily community newspapers, 187 weekly newspapers, weekly shopping guides and agricultural and other specialty publications. The Community Newspaper Group has its own distribution sales operation, NetMedia. Sun Media also owns a 25% interest in SUN TV Company ("SUN TV"), a general interest television station in Toronto, Ontario.

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the second quarter of 2006 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2005. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.

RECENT DEVELOPMENTS

Restructuring of News Production Operations

        In June 2006, Sun Media announced a plan to restructure its news production operations by introducing new content management technologies and streamlining the news gathering process. The Company expects to invest approximately $7.0 million in new technologies, and eliminate an estimated 120 positions once the restructuring is complete in early 2007. During the second quarter of 2006, the Company recorded severance costs of $2.2 million, relating to the elimination of approximately 80 editorial positions in operations across the organization. The Company expects further restructuring costs to be recorded by the end of 2006 or early 2007 resulting from new content management technologies.

OPERATING RESULTS AND ADJUSTED EBITDA

        The comments and analysis in this report are based on Sun Media's primary financial statements, which are prepared in accordance with Canadian GAAP (elements of the reconciliation to U.S. GAAP are presented in Note 10 of the attached financial statements). In its analysis of operating results, Sun Media defines Adjusted EBITDA as net income before depreciation and amortization, restructuring charges, gains on dispositions of publications, financial expenses, dividend income, interest on convertible obligations, income taxes, equity losses and non-controlling interest.

        Adjusted EBITDA as defined above is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian or U.S. GAAP. Adjusted EBITDA is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Sun Media's definition of Adjusted EBITDA may not be identical to similarly titled measures reported by other companies.

        The following table provides the reconciliation of net income under Canadian and U.S. GAAP and the reconciliation of Adjusted EBITDA to cash provided by operating activities under Canadian and U.S. GAAP, for the three and six months ended June 30, 2005 and 2006.

	Three Months Ended June 30,
	2005	2006	2005	2006
	Canadian GAAP		U.S. GAAP
	(In thousands of Canadian dollars)
Net income	$43,839	$31,735	$45,584	$32,348
Restructuring charges	—	7,765	—	7,765
Financial expenses	7,120	16,139	6,470	14,717
Dividend income	(37,751)	(37,726)	(37,751)	(37,726)
Interest on convertible obligations	36,664	36,633	36,664	36,633
Depreciation and amortization	6,422	9,387	6,422	9,403
Gain on disposition of publication	—	—	(1,857)	—
Income tax (recovery)	4,891	(4,537)	5,541	(3,703)
Equity loss on investment in SUN TV	150	859	150	859
Non-controlling interest	434	449	434	449

Adjusted EBITDA as defined	$61,769	$60,704	$61,657	$60,745
Restructuring charges	—	(7,765)	—	(7,765)
Financial expenses	(7,120)	(16,139)	(6,470)	(14,717)
Dividend income	37,751	37,726	37,751	37,726
Interest on convertible obligations	(36,664)	(36,633)	(36,664)	(36,633)
Current income taxes	(679)	(639)	(679)	(639)
Other items not involving cash	(3,007)	4,467	(3,657)	3,045
Changes in non-cash operating working capital	(13,791)	(50)	(13,679)	(91)

Cash provided by operating activities	$38,259	$41,671	$38,259	$41,671

	Six Months Ended June 30,
	2005	2006	2005	2006
	Canadian GAAP		U.S. GAAP
	(In thousands of Canadian dollars)
Net income	$68,179	$53,252	$72,657	$56,184
Restructuring charges	—	7,765	—	7,765
Financial expenses	21,566	30,680	18,097	26,336
Dividend income	(75,208)	(76,486)	(75,208)	(76,486)
Interest on convertible obligations	73,047	74,274	73,047	74,274
Depreciation and amortization	12,787	17,917	12,787	17,948
Gain on disposition of publication	—	—	(1,857)	—
Income tax (recovery)	1,729	(12,200)	2,336	(10,738)
Equity loss on investment in SUN TV	579	1,838	579	1,838
Non-controlling interest	760	803	760	803

Adjusted EBITDA as defined	$103,439	$97,843	$103,198	$97,924
Restructuring charges	—	(7,765)	—	(7,765)
Financial expenses	(21,566)	(30,680)	(18,097)	(26,336)
Dividend income	75,208	76,486	75,208	76,486
Interest on convertible obligations	(73,047)	(74,274)	(73,047)	(74,274)
Current income taxes	(663)	(1,158)	(663)	(1,158)
Other items not involving cash	1,437	7,999	(2,032)	3,655
Changes in non-cash operating working capital	(12,909)	(11,535)	(12,668)	(11,616)

Cash provided by operating activities	$71,899	$56,916	$71,899	$56,916

Three Months Ended June 30, 2006 compared to the Three Months Ended June 30, 2005

Revenues

        Consolidated revenues for the three months ended June 30, 2006 were $240.9 million compared to $239.5 million for the three months ended June 30, 2005, an increase of $1.4 million or 0.6%.

        Advertising revenues were $174.5 million for the three months ended June 30, 2006, an increase of $2.2 million or 1.3%, from $172.3 million for the three months ended June 30, 2005. Advertising revenues for the urban daily newspapers increased $0.7 million or 0.6% in the second quarter of 2006. Strong gains in the Alberta daily newspapers and additional revenue from the free daily publications were partly offset by declines in several of the urban newspapers including The Toronto Sun and Le Journal de Montréal. Advertising revenues in the community operations were strong, increasing 2.8% in the three months ended June 30, 2006, largely due to acquisitions and strong growth in western Canada.

        Circulation revenues were $39.6 million for the three months ended June 30, 2006, a decrease of $1.6 million or 3.9%, from $41.2 million for the three months ended June 30, 2005. A significant portion of the decline relates to initiatives at The Toronto Sun to increase circulation, such as subscription discounts and a lower cover price. In addition, the average paid circulation of the urban daily newspapers declined in the quarter, compared to the prior year.

        Distribution, commercial printing and other revenues of $26.8 million for the three months ended June 30, 2006, were $0.8 million or 3.3% more than the same period in the prior year. Higher insert and flyer business in the community operations accounted for a significant portion of the growth.

Operating Expenses

        Wages and employee benefits expenses were $90.4 million for the three months ended June 30, 2006, a decrease of 0.1% from $90.5 million for the three months ended June 30, 2005. Salaries decreased due to lower stock compensation expense, favourable pay equity settlements, and labour savings as a result of a strike at Le Journal de Montréal which began in early June. These savings were partially offset by wage increases and additional salaries resulting from corporate initiatives, new products and acquisitions.

        Newsprint expenses were $28.3 million for the three months ended June 30, 2006, an increase of $1.3 million or 4.8% from $27.0 million for the three months ended June 30, 2005. The increase in newsprint expenses was primarily due to higher average newsprint prices and lower rebates obtained by Sun Media on newsprint purchases.

        Other operating expenses were $61.6 million for the three months ended June 30, 2006, an increase of $1.3 million or 2.2%, from $60.3 million for the three months ended June 30, 2005. A significant portion of the increase in operating expenses related to higher distribution costs, which are attributable in part to investments in Le Journal de Montréal and the Toronto Sun, as well as incremental expenses incurred as a result of a strike at Le Journal de Montréal. The expense increases were reduced somewhat by favourable sales tax recoveries in the quarter.

Adjusted EBITDA

        Adjusted EBITDA was $60.7 million for the three months ended June 30, 2006, a decrease of $1.1 million or 1.8%, from $61.8 million for the three months ended June 30, 2005. The decrease in Adjusted EBITDA was due to higher newsprint and other operating expenses, which more than offset increased revenues. Distribution investments in the Montreal and Toronto operations, strike related costs, and higher average newsprint prices contributed to the shortfall.

        Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenues. The Company's Adjusted EBITDA margin for the three months ended June 30, 2006 was 25.2% compared to 25.8% for the three months ended June 30, 2005.

Depreciation and Amortization

        Depreciation and amortization was $9.4 million for the three months ended June 30, 2006 compared to $6.4 million for the three months ended June 30, 2005. The results for the three months ended June 30, 2006 include an additional depreciation charge of $2.7 million relating to the shortened estimated useful life of the production equipment at Le Journal de Montréal and the Ontario printing facilities, associated with the future consolidation and relocation of these printing plants.

Restructuring Charges

        Sun Media recorded restructuring charges of $7.8 million in the second quarter of 2006. A charge primarily for contractual termination benefits of $5.6 million was recorded in connection with the elimination of production positions at The London Free Press and Le Journal de Montréal, relating to the elimination of certain printing operations announced in August 2005. In addition, a charge of $2.2 million for severance and termination benefits was recorded as a result of the restructuring of the news production operations announced in the second quarter of 2006, and the related elimination of editorial positions across the organization. The Company expects further restructuring costs to be recorded by the end of 2006 or early 2007 for both of these restructuring initiatives.

Financial Expenses, Dividend Income, Interest on Convertible Obligations and Income Taxes

        Financial expenses for the three months ended June 30, 2006 were $16.1 million, an increase of $9.0 million from $7.1 million for the three months ended June 30, 2005. For the three months ended June 30, 2006, the Company recorded an unrealized loss on financial instruments of $10.6 million, compared to a gain of $4.8 million in the comparable period last year and an unrealized foreign currency translation gain of $6.9 million on a portion of the Company's Senior Notes, compared to a loss of $1.1 million in the comparable period last year. Excluding the loss on financial instruments and the foreign currency translation gain on the Senior Notes, interest expense increased $1.6 million. The increase in interest expense relates to interest charges from the new Term Loan C Facility, and higher variable interest rates than last year.

        Sun Media earned dividend income of $37.7 million during the three months ended June 30, 2006 (2005 — $37.8 million) comprised of dividend income on its investments in Quebecor Media preferred shares of $36.7 million (2005 — $37.8 million) and dividend income on its investment in SUN TV preferred shares of $1.0 million (2005 — $nil). Concurrently, Sun Media incurred interest expense of $36.6 million during the three months ended June 30, 2006 (2005 — $36.7 million) comprised of interest expense on its convertible obligation to Quebecor Media of $35.6 million (2005 — $36.7 million) and interest expense on its convertible obligation to SUN TV of $1.0 million (2005 — $nil).

        Sun Media's income tax recovery was $4.5 million for the three months ended June 30, 2006 compared to an income tax expense of $4.9 million for the three months ended June 30, 2005. The increase in the Company's income tax recovery of $9.4 million was primarily due to a loss before income taxes, equity loss, non-controlling interest and non-taxable dividend income of $9.2 million in the second quarter of 2006, compared to income before income taxes, equity loss, non-controlling interest and non-taxable dividend income of $11.6 million in the same period last year. In addition, during the three months ended June 30, 2006, the Company recorded a tax recovery of $0.7 million relating to the capital component of its ineffective hedge, compared to a tax expense of $0.8 million during the same period last year. During the second quarter, Sun Media also recorded the tax impact associated with the enactment of the 2006 Federal Budget in June 2006, which resulted in the elimination of the Large Corporations Tax and a small net increase in the Company's future income tax recovery.

        The following table summarizes the main components which resulted in the Company's income tax recovery for the three months ended June 30, 2005 and 2006.

	Three months ended June 30
	2005	2006
Income before income taxes, equity loss and non-controlling interest	$49,314	$28,506
Less: non-taxable dividend income	(37,751)	(37,726)

Income (loss) before income taxes, equity loss, non-controlling interest and non-taxable dividend income	$11,563	$(9,220)
Statutory tax rate	34.12%	34.12%

	3,945	(3,146)
Valuation allowance and non-deductible/non-taxable portion of capital losses/(gains) relating to ineffective hedge	837	(735)

	4,782	(3,881)
Large corporation taxes and other	109	(656)

Income tax expense (recovery)	$4,891	$(4,537)

Six Months Ended June 30, 2006 compared to the Six Months Ended June 30, 2005

Revenues

        Consolidated revenues for the six months ended June 30, 2006 were $460.7 million compared to $452.1 million for the six months ended June 30, 2005, an increase of $8.6 million or 1.9%.

        Advertising revenues were $330.4 million for the six months ended June 30, 2006, an increase of $10.9 million or 3.4%, from $319.5 million for the six months ended June 30, 2005. Advertising revenues for the urban daily newspapers increased $6.3 million or 2.8% for the six months ended June 30, 2006, largely due to the advertising revenues from the free daily publications and a small increase in advertising linage in the paid urban daily newspapers. Advertising revenues in the community operations, including acquisitions, increased $4.7 million or 4.9% in the six months ended June 30, 2006, compared to the same period in the prior year.

        Circulation revenues were $79.8 million for the six months ended June 30, 2006, a decrease of $3.1 million or 3.8%, from $82.9 million for the six months ended June 30, 2005. A significant portion of the decline relates to The Toronto Sun as a result of a reduced cover price, promotional home delivery pricing, and a decrease in paid circulation. For the six months ended June 30, 2006, the average paid circulation of the eight urban daily newspapers decreased compared to the same period of 2005.

        Distribution, commercial printing and other revenues were $50.5 million for the six months ended June 30, 2006, an increase of $0.8 million or 1.6% from $49.7 million for the six months ended June 30, 2005. The increase in these revenues was mainly due to additional insert and flyer business.

Operating Expenses

        Wages and employee benefits expenses were $183.3 million for the six months ended June 30, 2006, an increase of $5.7 million or 3.2%, from $177.6 million for the six months ended June 30, 2005. The increase in wages and employee benefits expense was the result of wage increases, higher pension costs, and additional salaries resulting from corporate initiatives, new products and acquisitions. These increases were partly offset by lower stock compensation expense, favourable pay equity settlements, and labour savings as a result of a strike at Le Journal de Montréal.

        Newsprint expenses were $54.7 million for the six months ended June 30, 2006, an increase of $3.0 million or 5.8% from $51.7 million for the six months ended June 30, 2005. The increase in newsprint expenses was primarily due to lower rebates obtained by Sun Media on newsprint purchases and higher average newsprint prices.

        Other operating expenses were $124.7 million for the six months ended June 30, 2006, an increase of $5.3 million or 4.4%, from $119.4 million for the six months ended June 30, 2005. Higher distribution costs and incremental expenses incurred as a result of a strike at Le Journal de Montréal explained a significant portion of the increase.

Adjusted EBITDA

        Adjusted EBITDA was $97.8 million for the six months ended June 30, 2006, a decrease of $5.6 million or 5.4%, from $103.4 million for the six months ended June 30, 2005. The unfavourable variance in Adjusted EBITDA was due to higher salary, newsprint and other operating expenses, offset partly by increased revenues.

        Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenues. The Company's Adjusted EBITDA margin for the six months ended June 30, 2006 was 21.2% compared to 22.9% for the six months ended June 30, 2005.

Depreciation and Amortization

        Depreciation and amortization was $17.9 million for the six months ended June 30, 2006 compared to $12.8 million for the six months ended June 30, 2005. The results for the six months ended June 30, 2006 include an additional depreciation charge of $5.0 million relating to the shortened estimated useful life of the production equipment at Le Journal de Montréal and the Ontario printing facilities, associated with the future consolidation and relocation of these printing plants.

Restructuring Charges

        Restructuring charges for the six months ended June 30, 2006 were $7.8 million, including a charge primarily for contractual termination benefits of $5.6 million in connection with the reduction of production positions at The London Free Press and Le Journal de Montréal, and a charge of $2.2 million relating to the elimination of editorial positions across the organization. The Company expects further restructuring costs to be recorded by the end of 2006 or early 2007 for both of these restructuring initiatives.

Financial Expenses, Dividend Income, Interest on Convertible Obligations and Income Taxes

        Financial expenses for the six months ended June 30, 2006 were $30.7 million, an increase of $9.1 million from $21.6 million for the six months ended June 30, 2005. For the six months ended June 30, 2006, the Company recorded an unrealized loss on financial instruments of $14.2 million, compared to a gain of $1.4 million in the comparable period last year and an unrealized foreign currency translation gain of $7.7 million on a portion of the Company's Senior Notes, compared to a loss of $1.5 million in the comparable period last year. Excluding the loss on financial instruments and the foreign currency translation gain on the Senior Notes, interest expense increased $2.7 million. The increase in interest expense is due to the new Term Loan C Facility, and higher variable interest rates than last year.

        Sun Media earned dividend income of $76.5 million during the six months ended June 30, 2006 (2005 — $75.2 million) comprised of dividend income on its investments in Quebecor Media preferred shares of $74.5 million (2005 — $75.2 million) and dividend income on its investment in SUN TV preferred shares of $2.0 million (2005 — $nil). Concurrently, Sun Media incurred interest expense of $74.3 million during the six months ended June 30, 2006 (2005 — $73.0 million) comprised of interest expense on its convertible obligation to Quebecor Media of $72.3 million (2005 — $73.0 million) and interest expense on its convertible obligation to SUN TV of $2.0 million (2005 — $nil).

        Sun Media's income tax recovery was $12.2 million for the six months ended June 30, 2006 compared to an income tax expense of $1.7 million for the six months ended June 30, 2005. The increase in the Company's income tax recovery of $13.9 million was primarily due to higher losses before income taxes, equity loss, non-controlling interest and non-taxable dividend income of $32.8 million compared to $4.0 million in the same period last year. In addition, during the six months ended June 30, 2005, the Company recorded a tax recovery of $0.7 million relating to the capital component of its ineffective hedge, compared to a tax expense of $2.3 million during the same period last year. During the second quarter, Sun Media also recorded the tax impact associated with the enactment of the 2006 Federal Budget in June 2006, which resulted in the elimination of the Large Corporations Tax and a small net increase in the Company's future income tax recovery.

        The following table summarizes the main components which resulted in the Company's income tax recovery for the six months ended June 30, 2005 and 2006.

	Six months ended June 30
	2005	2006
Income before income taxes, equity loss and non-controlling interest	$71,247	$43,693
Less: non-taxable dividend income	(75,208)	(76,486)

Loss before income taxes, equity loss, non-controlling interest and non-taxable dividend income	$(3,961)	$(32,793)
Statutory tax rate	34.12%	34.12%

	(1,351)	(11,189)
Valuation allowance and non-deductible/non-taxable portion of capital losses/(gains) relating to ineffective hedge	2,322	(744)

	971	(11,933)
Large corporation taxes and other	758	(267)

Income tax expense (recovery)	$1,729	$(12,200)

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

        For the three months ended June 30, 2006, cash provided by operating activities increased $3.4 million to $41.7 million from $38.3 million in the same period in 2005. Cash provided by operating activities before changes in non-cash working capital decreased $10.3 million primarily due to a reduction in operating income excluding depreciation and amortization expense of $8.8 million and higher interest expense. The change in non-cash working capital in the quarter resulted in a positive variance in cash flow of $13.7 million compared to the prior year. The positive variance was primarily due to increased cash from accounts receivable, accrued liabilities and accrued restructuring charges.

        For the six months ended June 30, 2006, cash provided by operating activities decreased $15.0 million to $56.9 million from $71.9 million in the same period in 2005. Cash provided by operating activities before changes in non-cash working capital decreased $16.4 million, primarily due to a reduction in operating income excluding depreciation and amortization expense of $13.4 million and higher interest expense. The change in non-cash working capital for the six months ended was negative $11.5 million compared to negative $12.9 million in the prior year. A decrease in cash relating to accrued liabilities was offset by higher cash from accounts receivable and accrued restructuring charges.

Financing Activities

        On January 17, 2006, Quebecor Media refinanced its debt. Concurrent with the closing of this refinancing, Sun Media's credit agreement was amended for the addition of the Term Loan C Facility with borrowings of $40.0 million that will mature on February 7, 2009. The Term Loan C Facility is subject to repayments of Cdn$0.1 million per quarter during the term of the loan, commencing on April 28, 2006, with the balance being fully repayable February 7, 2009. The facility will bear interest at a rate equivalent to the Canadian banker's acceptance rate plus 1.50% or Canadian prime rate plus 0.50%. On the same date, the proceeds of the new Term Loan C Facility of $40.0 million were paid as a reduction of paid-up capital in the Class A Common Shares of the Company, ultimately to Quebecor Media. As at June 30, 2006, the aggregate amount outstanding under the Term Loan C Facility was $39.3 million.

        Effective April 27, 2006, the Company's credit agreement was amended to reduce the interest rates applicable on U.S. dollar advances made under the term loan B credit facility ("Credit Facility") by 0.25% per annum. As part of the amendment, interest rates applicable to the $75,000 revolving credit facility were reduced by 0.5% at each pricing tier. In addition to the repricing, other minor modifications were made to the covenants of the agreement as part of the amendment.

        On June 12, 2006, Sun Media sold $255,000 of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $255,000 of its 2008 convertible obligation issue. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $120,000. The Company used the proceeds from the issuance of the 2021 convertible obligation issue to invest in an additional $120,000 of Quebecor Media Series F Preferred Shares.

        In each of the first and second quarters of 2006, Sun Media made scheduled debt repayments of US$0.6 million (Cdn$0.9 million) on its Credit Facility. At June 30, 2006, the aggregate amount outstanding under the Credit Facility was US$197.5 million.

        In the three months ended June 30, 2006, Sun Media paid dividends of $55.0 million (2005 — $22.4 million) to Quebecor Media in connection with its ownership of Sun Media's 1,261,001 common shares. In the six months ended June 30, 2006, Sun Media paid dividends of $70.0 million (2005 — $87.9 million) to Quebecor Media in connection with the ownership of Sun Media's 1,261,001 common shares.

Investing Activities

        In the three months ended June 30, 2006, Sun Media acquired the assets of 724857 Alberta Ltd. for total cash consideration of $1.1 million, including acquisition costs.

        Capital expenditures in the three months ended June 30, 2006 were $2.4 million, compared to $4.3 million in the three months ended June 30, 2005. Capital expenditures in the six months ended June 30, 2006 were $5.2 million, compared to $6.9 million in the six months ended June 30, 2005. In addition, management expects to invest approximately $7.0 million in new editorial content management systems by the end of 2006, in connection with the plan announced in the second quarter to restructure the news production operations.

        In the three months ended June 30, 2006, the Company made additional cash contributions to SUN TV in the amount of $3,733, maintaining its 25% equity interest in SUN TV. In addition, the Company increased its equity investment by $885 to reflect the final purchase price adjustment on the acquisition of SUN TV.

Financial Position

        As at June 30, 2006, Sun Media had bank indebtedness of $4.5 million compared to cash and cash equivalents of $22.8 million at December 31, 2005. Furthermore, the Company had $75.0 million of unused credit available from its revolving credit facility.

        As at June 30, 2006, the total debt, including the current portion, was $485.7 million. This represents an increase in debt of $19.4 million from the December 31, 2005 balance of $466.3 million. The increase was due primarily to proceeds of $40.0 million on the new Term Loan C Facility, offset by debt repayments of $2.4 million and fluctuations in foreign exchange.

        Sun Media believes that cash flow from operations and available sources of financing will be sufficient to cover cash requirements for working capital, capital expenditures, interest payments and scheduled debt repayments.

Forward-looking statements

        This report may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause Sun Media's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for Sun Media's products, changes in cost and availability of raw materials and equipment, changes in government regulations, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006
REVENUES	$239,511	$240,936	$452,108	$460,651
OPERATING EXPENSES
Wages and employee benefits	90,480	90,371	177,587	183,347
Newsprint	26,973	28,260	51,695	54,734
Other operating expenses	60,289	61,601	119,387	124,727
Depreciation (note 7(i)(a))	5,759	8,685	11,460	16,523
Amortization of intangible assets	663	702	1,327	1,394
Restructuring charges (note 7)	—	7,765	—	7,765

	184,164	197,384	361,456	388,490
OPERATING INCOME	55,347	43,552	90,652	72,161
Financial expenses (note 8)	7,120	16,139	21,566	30,680
Dividend income on preferred shares of Quebecor Media Inc. (note 3(i))	(37,751)	(36,717)	(75,208)	(74,468)
Interest on convertible obligations to Quebecor Media Inc. (note 3(i))	36,664	35,656	73,047	72,321
Dividend income on preferred shares of SUN TV Company (note 3(iii))	—	(1,009)	—	(2,018)
Interest on convertible obligations to SUN TV Company (note 3(iii))	—	977	—	1,953

	6,033	15,046	19,405	28,468
INCOME BEFORE INCOME TAXES, EQUITY LOSS AND NON-CONTROLLING INTEREST	49,314	28,506	71,247	43,693
Income tax provision (recovery)	4,891	(4,537)	1,729	(12,200)
Equity loss on investment in SUN TV Company	150	859	579	1,838
Non-controlling interest	434	449	760	803

NET INCOME	$43,839	$31,735	$68,179	$53,252

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
(Unaudited)
(In thousands of Canadian dollars)

	Capital Stock	Retained Earnings	Total Shareholder's Equity
BALANCE — DECEMBER 31, 2004	$301,801	$55,348	$357,149
Net income	—	68,179	68,179
Dividends on capital stock paid to Quebecor Media Inc.	—	(87,911)	(87,911)

BALANCE — JUNE 30, 2005	$301,801	$35,616	$337,417

BALANCE — DECEMBER 31, 2005	301,801	$27,622	$329,423
Net income	—	53,252	53,252
Dividends on capital stock paid to Quebecor Media Inc.	—	(70,000)	(70,000)
Reduction in paid-up capital (note 5)	(40,000)	—	(40,000)

BALANCE — JUNE 30, 2006	$261,801	$10,874	$272,675

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Net income	$43,839	$31,735	$68,179	$53,252
Items not involving cash:
Depreciation	5,759	8,685	11,460	16,523
Amortization of intangible assets	663	702	1,327	1,394
Future income taxes	4,212	(5,176)	1,066	(13,358)
Non-controlling interest	434	449	760	803
Equity loss on investment in SUN TV Company	150	859	579	1,838
Net unrealized loss (gain) on foreign currency translation and financial instruments	(3,467)	3,976	521	7,042
Other	460	491	916	957

	52,050	41,721	84,808	68,451
Changes in non-cash operating working capital	(13,791)	(50)	(12,909)	(11,535)

Cash provided by operating activities	38,259	41,671	71,899	56,916
FINANCING
Proceeds on Term Loan C Facility (note 5)	—	—	—	40,000
Increase (decrease) in bank indebtedness	(2,947)	4,452	—	4,452
Redemption of convertible obligations to Quebecor Media Inc. (note 3(i))	—	(255,000)	(150,000)	(255,000)
Issuance of convertible obligations to Quebecor Media Inc. (note 3(i))	—	120,000	255,000	120,000
Repayment of loans, net	(872)	(1,155)	(1,745)	(2,430)
Dividends on capital stock paid to Quebecor Media Inc.	(22,430)	(55,000)	(87,911)	(70,000)
Reduction of paid-up capital (note 5)	—	—	—	(40,000)
Other	(249)	(651)	(648)	(850)

Cash provided by (used in) financing activities	(26,498)	(187,354)	14,696	(203,828)
INVESTING
Business acquisitions, net of cash acquired	(1,224)	(1,125)	(2,061)	(1,125)
Additions to property, plant and equipment	(4,327)	(2,404)	(6,922)	(5,168)
Proceeds from disposal of property, plant and equipment	3	—	3	—
Disposal of preferred shares of Quebecor Media Inc. (note 3(i))	—	255,000	150,000	255,000
Investment in preferred shares of Quebecor Media Inc. (note 3(i))	—	(120,000)	(255,000)	(120,000)
Equity investment in Sun TV (note 3(iv))	—	(4,618)	—	(4,618)
Other	3	1	7	3

Cash provided by (used in) investing activities	(5,545)	126,854	(113,973)	124,092
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,216	(18,829)	(27,378)	(22,820)
CASH AND CASH EQUIVALENTS — BEGINNING OF PERIOD	—	18,829	33,594	22,820

CASH AND CASH EQUIVALENTS — END OF PERIOD	$6,216	$—	$6,216	$—

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006
SUPPLEMENTAL INFORMATION
Non-cash transaction
Exchange of publications with Transcontinental Media G.P.	$1,111	$—	$1,111	$—
CHANGES IN NON-CASH OPERATING WORKING CAPITAL
Accounts receivable	$(14,676)	$(8,064)	$(7,121)	$6,833
Inventories	(1,690)	63	143	688
Accounts payable	(2,860)	(3,745)	(8,195)	(5,476)
Accrued liabilities	8,013	10,294	7,664	(12,114)
Dividend income receivable from Quebecor Media Inc.	(37,750)	(23,705)	(3,372)	14,875
Interest expense payable to Quebecor Media Inc.	36,665	23,009	3,224	(14,461)
Dividend income receivable from SUN TV Company	—	1,009	—	—
Interest expense payable to SUN TV Company	—	(976)	—	—
Other	(1,493)	2,065	(5,252)	(1,880)

	$(13,791)	$(50)	$(12,909)	$(11,535)

Cash interest payments (including interest paid on convertible obligations)	$4,003	$19,597	$90,340	$110,731
Cash interest receipts	$94	$171	$393	$377
Cash tax payments	$698	$832	$1,290	$1,805
Cash tax receipts	$—	$18	$9	$18

See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION

CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands of Canadian dollars except for share information)

	December 31, 2005	June 30, 2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,820	$—
Accounts receivable, net of allowance for doubtful accounts (December 31, 2005 — $5,402; June 30, 2006 — $6,106)	138,408	131,575
Dividend income receivable from Quebecor Media Inc. (note 3(i))	70,938	56,063
Dividend income receivable from SUN TV Company (note 3(iii))	133	133
Inventories	11,289	10,601
Prepaid expenses	4,740	6,289
Future income taxes	6,222	5,154

TOTAL CURRENT ASSETS	254,550	209,815
INVESTMENT IN QUEBECOR MEDIA INC. PREFERRED SHARES (note 3(i))	1,245,000	1,110,000
INVESTMENT IN SUN TV COMPANY PREFERRED SHARES (note 3(iii))	37,300	37,300
EQUITY INVESTMENT IN SUN TV (note 3 (iv))	8,781	11,561
PROPERTY, PLANT AND EQUIPMENT	174,115	162,773
GOODWILL (note 2)	755,662	756,115
FUTURE INCOME TAXES	32,664	34,939
OTHER ASSETS	31,780	29,779

TOTAL ASSETS	$2,539,852	$2,352,282

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$—	$4,452
Accounts payable	21,204	15,728
Accrued liabilities	118,938	106,824
Income and other taxes payable	6,442	3,314
Interest expense payable to Quebecor Media Inc. (note 3(i))	68,897	54,436
Interest expense payable to SUN TV Company (note 3(iii))	129	129
Deferred subscription revenue	18,971	18,805
Current portion of long-term debt (note 5)	2,675	2,967

TOTAL CURRENT LIABILITIES	237,256	206,655
LONG-TERM DEBT (note 5)	463,585	482,727
FUTURE INCOME TAXES	36,674	24,523
OTHER LIABILITIES	188,894	216,429
NON-CONTROLLING INTEREST	1,720	1,973
CONVERTIBLE OBLIGATIONS TO QUEBECOR MEDIA INC. (note 3(i))	1,245,000	1,110,000
CONVERTIBLE OBLIGATIONS TO SUN TV COMPANY (note 3(iii))	37,300	37,300

TOTAL LIABILITIES	2,210,429	2,079,607
SHAREHOLDER'S EQUITY
Capital stock (note 5)	301,801	261,801
— Authorized: 10,000,000,000 Voting Class A common shares, nil par value
10,000,000,000 Non-voting redeemable Class B Preferred Shares, nil par value
10,000,000,000 Non-voting Class C Preferred Shares, nil par value
— Issued and outstanding at December 31, 2005 and June 30, 2006:
1,261,001 Voting Class A common shares
Retained earnings	27,622	10,874

TOTAL SHAREHOLDER'S EQUITY	329,423	272,675

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,539,852	$2,352,282

See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Periods ended June 30, 2006 and 2005)
(In thousands of Canadian dollars except for share information)

NATURE OF BUSINESS

        The primary operation of Sun Media Corporation ("Sun Media" or "the Company") is newspaper publishing. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in the newspaper and magazine and flyer distribution business. In addition, Sun Media provides a wide range of commercial printing and other related services to third parties through its national network of production and printing facilities. Sun Media also owns a 25% interest in SUN TV Company ("SUN TV"), a general interest television station in Toronto, Ontario.

1.     BASIS OF PRESENTATION

        These unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada. Sun Media has used the same accounting policies described in the Company's latest audited annual consolidated financial statements. However, these unaudited consolidated financial statements do not include all the disclosures required under generally accepted accounting principles in Canada and accordingly should be read in conjunction with Sun Media's latest audited annual consolidated financial statements and notes thereto. These interim consolidated financial statements reflect all normal and recurring adjustments, which are in the opinion of management, considered necessary for fair presentation. The results of operations for the interim periods should not be considered indicative of the results to be expected for the full year due to the seasonality of Sun Media's business. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollar and US$ are to the currency of the United States.

2.     ACQUISITION OF 724857 ALBERTA LTD.

        On May 1, 2006, the Company acquired the assets of 724857 Alberta Ltd., which includes two community publications, for total cash consideration of $1,125, including acquisition costs. The Company used the purchase method to account for the acquisition. The assets acquired and liabilities assumed were recorded at their fair value on May 1, 2006, subject to final adjustments, and resulted in intangible asset and goodwill recognition of $490 and $453, respectively.

3.     TRANSACTIONS WITH QUEBECOR MEDIA AND AFFILIATES

(i)    Investment in and Convertible Obligations Issued to Quebecor Media

        On June 12, 2006, Sun Media sold $255,000 of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $255,000 of its 2008 convertible obligation issue. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $120,000 ("2021 Convertible Obligation Issue"). This new convertible obligation matures on June 12, 2021, bears interest at 10.5% payable semi-annually and otherwise has terms and conditions substantially similar to existing convertible obligations. The Company used the proceeds from the issuance of the 2021 Convertible Obligation Issue to invest in an additional $120,000 of Quebecor Media Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its existing Preferred Shares of Quebecor Media. As a result of the transactions completed on June 12, 2006, the Company's investment in Quebecor Media Preferred Shares and the principal balance of its convertible obligations was $1,110,000 as at June 30, 2006.

        The following tables summarize the Company's issuance of convertible obligations, and investments in Quebecor Media Preferred Shares:

	Convertible Obligation Issue
	2007	2008	2020	2021	Total
Issue or Redemption Date
Balance — January 1, 2005	$885,000	$255,000	$—	$—	$1,140,000
January 14, 2005	(150,000)	—	255,000	—	105,000

Balance — June 30, 2005 and December 31, 2005	$735,000	$255,000	$255,000	$—	$1,245,000
June 12, 2006	—	(255,000)	—	120,000	(135,000)

Balance — June 30, 2006	$735,000	$—	$255,000	$120,000	$1,110,000

	Quebecor Media Preferred Shares
	12.5% Series A	10.85% Series F	Total
Issue or Redemption Date
Balance — January 1, 2005	$1,140,000	$—	$1,140,000
January 14, 2005	(150,000)	255,000	105,000

Balance — June 30, 2005 and December 31, 2005	$990,000	$255,000	$1,245,000
June 12, 2006	(255,000)	120,000	(135,000)

Balance — June 30, 2006	$735,000	$375,000	$1,110,000

        During the three months ended June 30, 2006, dividends of $36,717 (2005 — $37,751) were declared on the Company's Cumulative First Preferred Shares of Quebecor Media. During the six months ended June 30, 2006, dividends of $74,468 (2005 — $75,208) were declared on the Company's Cumulative First Preferred Shares of Quebecor Media. Sun Media received payments of dividend income of $89,343 (2005 — $71,836) from Quebecor Media during the six months ended June 30, 2006. As at June 30, 2006, the unpaid dividend receivable from Quebecor Media was $56,063 (December 31, 2005 — $70,938).

        During the three months ended June 30, 2006, the interest expense on the Company's convertible obligations amounted to $35,656 (2005 — $36,664). During the six months ended June 30, 2006, the interest expense on the Company's convertible obligations amounted to $72,321 (2005 — $73,047). For the six months ended June 30, 2006, the total interest paid on the convertible obligations was $86,782 (2005 — $69,823). As at June 30, 2006, the unpaid interest on the convertible obligations was $54,436 (December 31, 2005 — $68,897).

(ii)   Management Fees to Quebecor Media

        During the three months ended June 30, 2006, the Company recorded Quebecor Media management fees of $2,422 (2005 — $2,275). During the six months ended June 30, 2006, the Company recorded Quebecor Media management fees of $4,343 (2005 — $4,550). These management fees are included in other operating expenses in the Consolidated Statements of Income. As at June 30, 2006, there was an outstanding balance, payable of $500, relating to the management fees (2005 — $nil).

(iii)  Investment In and Convertible Obligation Issued to Sun TV

        On July 12, 2005, Sun Media issued a $37,300 convertible obligation to SUN TV, a significantly influenced investee. The convertible obligation matures on July 6, 2020, and bears interest at 10.50% payable semi-annually on June 20 and December 20. Concurrently, the Company invested $37,300 in Class A Preferred Shares of SUN TV ("Sun TV Preferred Shares"). The SUN TV Preferred Shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting and carry a 10.85% annual fixed cumulative preferential dividend payable semi-annually.

        During the three months ended June 30, 2006, dividends of $1,009 were declared on the SUN TV Preferred Shares. During the six months ended June 30, 2006, dividends of $2,018 were declared on the SUN TV Preferred Shares. Sun Media received payments of dividend income of $2,018 (2005 — $nil) from SUN TV during the six months ended June 30, 2006. As at June 30, 2006, the unpaid dividend receivable from SUN TV was $133.

        During the three months ended June 30, 2006, interest expense on the convertible obligations amounted to $977. During the six months ended June 30, 2006, interest expense on the convertible obligations amounted to $1,953. During the six months ended June 30, 2006, the total interest paid on the convertible obligation was $1,953 (2005 — $nil). As at June 30, 2006, the unpaid interest on the convertible obligations was $129.

(iv)  Additional Equity Investments in SUN TV

        On May 11, 2006, the Company made additional cash contributions to SUN TV in the amount of $3,733, maintaining its 25% equity interest in SUN TV. In addition, during the quarter the Company increased its equity investment by $885 to reflect the final purchase price adjustment on the acquisition of SUN TV. As at June 30, 2006, the Company's equity investment in SUN TV was $11,561.

(v)   Other Transactions

        The Company has earned revenue for advertising and other services, and incurred expenses for purchases and services, at prices and conditions prevailing on the open market, with related parties under common control in the normal course of operations. These transactions were concluded and accounted for at their exchange values.

4.     STOCK-BASED COMPENSATION

        In fiscal 2002, Quebecor Media established a stock option plan (the "QMI Plan"). Under the QMI Plan, 6,185,714 common shares of Quebecor Media were set aside for officers, senior employees and other key employees of Quebecor Media and its subsidiaries. During the three months ended June 30, 2006, no stock options were issued and 29,207 stock options were cancelled at an average price of $20.54. During the six months ended June 30, 2006, 100,906 stock options were issued to senior employees of the Company at an average exercise price of $30.47 and 29,207 stock options were cancelled at an average exercise price of $20.54. As at June 30, 2006, there were a total of 831,364 options outstanding at an average exercise price of $18.66, while 423,474 options were vested at an average exercise price of $16.56.

        During the three months ended June 30, 2006, the Company recognized a stock compensation recovery of $83 (2005 — stock compensation expense of $1,848) related to the QMI Plan. During the six months ended June 30, 2006, the Company recognized stock compensation expense of $1,467 (2005 — $2,913) related to the QMI Plan.

5.     LONG-TERM DEBT

        The following table summarizes the carrying amounts of the Company's long-term debt as at December 31, 2005 and June 30, 2006:

	December 31, 2005	June 30, 2006
Senior Notes	$235,201	$225,902
Term Loan B Credit Facility	231,059	220,477
Term Loan C Facility	—	39,315

	$466,260	$485,694
Less: Current portion of long term debt	(2,675)	(2,967)

	$463,585	$482,727

        On January 17, 2006, Sun Media's indirect parent company, Quebecor Media Inc. ("Quebecor Media"), refinanced its debt. Concurrent with the closing of this refinancing, Sun Media's credit agreement was amended for the addition of a new term credit facility (the "Term Loan C Facility") with borrowings of $40,000 that will mature on February 7, 2009. The Term Loan C Facility is subject to repayments of Cdn$100 per quarter during the term of the loan, commencing on April 28, 2006, with the balance being fully repayable on February 7, 2009. The facility bears interest at a rate equivalent to the Canadian banker's acceptance rate plus 1.50% or Canadian prime rate plus 0.50%. On January 17, 2006, the proceeds of the new Term Loan C Facility were paid ultimately to Quebecor Media and accounted for as a reduction in paid-up capital of the Class A Common Shares of the Company.

        Effective April 27, 2006, the Company's credit agreement was amended to reduce the interest rates applicable on U.S. dollar advances made under the term loan B credit facility by 0.25% per annum. As part of the amendment, interest rates applicable to the $75,000 revolving credit facility were reduced by 0.5% at each pricing tier. In addition to the repricing, other minor modifications were made to the covenants of the agreement as part of the amendment.

        As at June 30, 2006, no amounts were drawn on the $75,000 revolving credit facility.

6.     EMPLOYEE FUTURE BENEFITS

        The Company maintains defined benefit and contribution pension plans for its employees. The total benefit cost of these employee future benefit plans is as follows:

	Three months ended
	June 30, 2005	June 30, 2006
Defined contribution pension plans	$890	$816
Defined benefit pension plans	2,799	2,884

Total benefit cost	$3,689	$3,700

	Six months ended
	June 30, 2005	June 30, 2006
Defined contribution pension plans	$1,703	$1,633
Defined benefit pension plans	5,292	6,034

Total benefit cost	$6,995	$7,667

7.     RESTRUCTURING OF OPERATIONS

(i)    Restructuring of Printing Facilities

        In August 2005, Quebecor Media announced a plan to invest in a new printing facility to be operated by an entity co-owned by Quebecor Media and Quebecor World Inc., which are both under the common control of Quebecor Inc. The new printing facility will be located in Toronto, Ontario. As part of this plan, Sun Media will transfer the printing of certain of its publications in Ontario to the new facility. In addition, in August 2005, Quebecor Media announced a plan to modernize and relocate the printing facilities of Le Journal de Montréal to a new printing facility owned by Quebecor Media, which will be located in Saint-Janvier-de-Mirabel, Québec. These new facilities are expected to be fully operational in 2007.

  (a)    Property, Plant and Equipment

  As a result of these new investments, the Company accelerated the depreciation of certain presses and related equipment to reflect the shortened useful life of such equipment beginning in the fourth quarter of 2005. For the three months ended June 30, 2006, the Company recorded additional depreciation of $2,685 (2005 — $nil). For the six months ended June 30, 2006, the Company recorded additional depreciation of $4,979 (2005 — $nil).

  (b)    Severance and Termination Benefits

  During the second quarter of 2006, the Company finalized the details of the plan and costs associated with the elimination of unionized production positions at The London Free Press, due to the transfer of its printing operations to the new printing facility being constructed in Toronto, Ontario, as described above. The Company anticipates that the printing of The London Free Press will be transferred to the new facility by mid-2007. Sun Media recorded contractual termination benefits of $4,700 during the quarter, which will be payable upon the termination of its employees.

  In addition, the Company finalized the details of special termination benefits to be paid to certain employees at Le Journal de Montréal in 2007, once the new production printing facility in Mirabel, Quebec is fully operational. As a result, Sun Media accrued termination benefits of $910 in the second quarter of 2006.

  The Company expects further restructuring costs to be recorded by the end of 2006 or early 2007 relating to the printing consolidation initiatives in Ontario.

(ii)   Restructuring of News Production Operations

        In June 2006, Sun Media announced a plan to restructure its news production operations by introducing new content management technologies and streamlining the news gathering process. Management expects the majority of the restructuring to be complete by early 2007. During the second quarter of 2006, the Company recorded severance costs of $2,155 relating to the elimination of editorial positions in operations across the organization. Severance payments of $323 were made during the quarter and the remainder is expected to be paid by the end of the third quarter of 2006.

        The Company expects further restructuring costs to be recorded by the end of 2006 or early 2007, resulting from new content management technologies.

8.     FINANCIAL EXPENSES

	Three months ended
	June 30, 2005	June 30, 2006
Interest on long-term debt	$10,074	$11,835
Unrealized (gain) loss on financial instruments	(4,798)	10,577
Unrealized foreign currency translation (gain)/loss on a portion of Senior Notes	1,085	(6,854)
Amortization of deferred asset relating to ineffective hedge	246	253
Amortization of deferred financing costs	350	371
Other	163	(43)

Total financial expenses	$7,120	$16,139

	Six months ended
	June 30, 2005	June 30, 2006
Interest on long-term debt	$20,042	$23,024
Unrealized (gain) loss on financial instruments	(1,410)	14,186
Unrealized foreign currency translation (gain)/loss on a portion of Senior Notes	1,529	(7,650)
Amortization of deferred asset relating to ineffective hedge	402	506
Amortization of deferred financing costs	700	723
Other	303	(109)

Total financial expenses	$21,566	$30,680

9.     SEGMENTED INFORMATION

        Management has reviewed the requirements of CICA Handbook 1701, Segment Disclosures, and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that Sun Media's newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.

10.   MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on Sun Media's consolidated financial statements, including disclosures that are required under GAAP in the United States.

	Three months ended
	June 30, 2005	June 30, 2006
Consolidated Statements of Income
Net income per Canadian GAAP	$43,839	$31,735
Adjustments:
Pension and post-retirement benefits (i)	(112)	41
Derivative financial instruments (iii)	650	1,422
Non-monetary transactions (iv)	1,857	(16)
Income taxes on U.S. adjustments	(650)	(834)

Net income per U.S. GAAP	$45,584	$32,348

	Six months ended
	June 30, 2005	June 30, 2006
Consolidated Statements of Income
Net income per Canadian GAAP	$68,179	$53,252
Adjustments:
Pension and post-retirement benefits (i)	(241)	81
Derivative financial instruments (iii)	3,469	4,344
Non-monetary transactions (iv)	1,857	(31)
Income taxes on U.S. adjustments	(607)	(1,462)

Net income per U.S. GAAP	$72,657	$56,184

	Three months ended
	June 30, 2005	June 30, 2006
Consolidated Statements of Comprehensive Income (v)
Comprehensive income:
Net income as adjusted per U.S. GAAP	$45,584	$32,348
Pension and post-retirement benefits (i)	1,855	1,385
Derivative financial instruments (iii)	323	(394)
Income taxes on comprehensive income	(1,003)	(771)

Comprehensive income per U.S. GAAP	$46,759	$32,568

	Six months ended
	June 30, 2005	June 30, 2006
Consolidated Statements of Comprehensive Income (v)
Comprehensive income:
Net income as adjusted per U.S. GAAP	$72,657	$56,184
Pension and post-retirement benefits (i)	3,711	2,770
Derivative financial instruments (iii)	1,185	524
Income taxes on comprehensive income	(1,615)	(1,833)

Comprehensive income per U.S. GAAP	$75,938	$57,645

	December 31, 2005	June 30, 2006
Accumulated other comprehensive income
Cumulative adjustments:
Pension and post-retirement benefits (i)	$(20,632)	$(17,862)
Derivative financial instruments (iii)	(2,354)	(1,830)
Income taxes on comprehensive income	9,471	7,638

Accumulated other comprehensive income per U.S. GAAP	$(13,515)	$(12,054)

	December 31, 2005	June 30, 2006
Consolidated Shareholder's Equity
Shareholder's Equity per Canadian GAAP	$329,423	$272,675
Cumulative Adjustments:
Pension and post-retirement benefits (i)	(17,716)	(14,865)
Restructuring charges (ii)	(6,981)	(6,981)
Derivative financial instruments (iii)	6,998	11,866
Non-monetary transactions (iv)	1,826	1,795
Income taxes on U.S. adjustments	18,402	15,107

Shareholder's Equity per U.S. GAAP	$331,952	$279,597

	December 31, 2005		June 30, 2006
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
Consolidated Balance Sheet Data
Current assets	$254,550	$254,550	$209,815	$209,815
Goodwill	755,662	752,239	756,115	752,693
Future income tax asset	32,664	32,664	34,939	34,939
Other assets	31,780	29,692	29,779	19,369
Current liabilities	237,256	237,256	206,655	206,655
Future income tax liability	36,674	20,588	24,523	11,732
Long-term debt	463,585	426,743	482,727	439,251
Convertible obligations	1,282,300	1,282,300	1,147,300	1,147,300
Other liabilities	188,894	225,001	216,429	251,942
Total shareholder's equity	329,423	331,952	272,675	279,597

Consolidated Statement of Cash Flows

        The disclosure of a subtotal of the amount of cash provided by operations before changes in non-cash operating working capital items in the Consolidated Statement of Cash Flows is allowed under Canadian GAAP while it is not allowed under U.S. GAAP.

(i)    Pension and Post-Retirement Benefits

        The accounting requirements for pension and post-retirement benefits under Canadian and U.S. GAAP are similar in most respects. However, because the new Canadian Section 3461 was adopted retroactively on January 1, 2000, liabilities and assets recorded under Canadian GAAP are different from U.S. GAAP, as a result of unrecognized actuarial gains or losses existing at the date of implementation under U.S. GAAP. These gains or losses are being amortized over the estimated average remaining service life of the employees.

        Under U.S. GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in other assets to the extent an unrecognized prior service cost exists, and the excess is reported in other comprehensive income as a separate component of shareholder's equity.

        In addition, under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess, if any, of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.

(ii)   Restructuring Charges

        In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.

(iii)  Derivative Financial Instruments

        The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for speculative trading purposes. Under U.S. GAAP, the Company accounts for its derivative financial instruments in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.

        The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging transactions. This process includes linking all derivatives to specific assets and liabilities or to specific firm commitments. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

        The Company enters into cross currency and interest rate agreements to hedge its long-term debt. Each of the Company's hedging relationships is formally documented and subject to an effectiveness test at the beginning of the relationship and subsequently on a quarterly basis for reasonable assurance that they are and will continue to be effective.

        For derivative financial instruments that are determined to be effective and which qualify as cash flow hedges, changes in the derivative financial instrument's fair values are deferred and recorded as a component of "Accumulated Other Comprehensive Income" until the underlying hedged transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from "Accumulated Other Comprehensive Income" to the Consolidated Statement of Income on the same line as the underlying hedged transaction. The ineffective portion of a derivative financial instrument's change in fair value is recognized immediately in the Consolidated Statements of Income.

        For derivative financial instruments that are determined to be effective and which qualify as fair value hedges, changes in the derivative financial instrument's fair values are offset in the Consolidated Statement of Income against the changes in the fair value of the hedged asset or liability due to the hedged risks.

(iv)  Non-Monetary Transactions

        In April 2005, the Company exchanged a community publication for another community publication. Under U.S GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses was a non-monetary transaction, it was accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.

        Accordingly, under US GAAP, this transaction resulted in a gain on disposal of the Company's publication in 2005 and also resulted in an increase of the purchase price of the publication acquired. A portion of the increase in purchase price was allocated to amortizable intangible assets for U.S. GAAP purposes, and it is being amortized over 10 years.

(v)   Comprehensive Income

        Comprehensive income is measured in accordance with FASB Statement No. 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder's equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets, the net gain or loss on derivative instruments designated as cash flow hedges, and translation adjustments on foreign operations net of taxes.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
Date: August 28, 2006
	By:	/s/ MICHEL SLIGHT Name: Michel Slight Title: Executive Vice President, Finance

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SUN MEDIA CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SECOND QUARTER 2006
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED BALANCE SHEETS (Unaudited) (In thousands of Canadian dollars except for share information)
SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Periods ended June 30, 2006 and 2005) (In thousands of Canadian dollars except for share information)
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